

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905

> **Re:** **Frontier Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 8, 2013**
> **Response dated October 11, 2013**
> **File No. 001-11001**

Dear Ms. Wilderotter:

We have reviewed your supplemental response dated October 11, 2013 as well as the above referenced filings and have the following comments.

Please respond to this letter within ten business days by confirming in writing that you will comply with the following comments in future filings, and explaining to us how you intend to comply, or by advising us when you will provide the requested response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2013

(b) Results of Operations, page 29

1. We note your response to comment two, and the company's "strategic focus on customer retention and broadband penetration". To the extent that you continue to use ARPC as a metric in explaining your results, and particularly while total customer counts continue to decline, it would be helpful to provide data and analysis around broadband penetration (i.e., number of broadband connections/homes passed/potential customers vs. broadband customers) and customer churn.

2. We note the proposed disclosure provided in your response to comment three. You attribute the decrease in monthly recurring charges to a reduction in wireless backhaul services, but go on to state that you expect wireless data usage to continue to increase,

which may drive the need for additional wireless backhaul capacity. Please explain in your future disclosure why wireless backhaul services decreased during the period.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director